Exhibit 99.3

Descartes Acquires PCSTrac Business
Expands Community and Extends Technology Platform for Pool Distribution and Carton-Level Tracking

WATERLOO, Ontario, June 2, 2017 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce via the Global Logistics Network (GLN), announced that it has acquired substantially all of the assets of the business of PCSTrac, Inc. including certain related assets of Progressive Computer Services Inc. dba PCS Technologies (collectively referred to as "PCSTrac").

US-based PCSTrac helps specialty retailers and their logistics service providers collaborate to improve carton-level visibility for shipments from distribution centers (DCs) to stores. PCSTrac’s solutions provide visibility and insight into the store replenishment supply chain, helping increase sales, enhance loss prevention, and improve inventory control. Logistics service providers use the system to improve efficiencies and customer service levels with solutions that are pre-configured to meet each retailers’ delivery compliance expectations. Like Descartes’ Bearware platform, PCSTrac also supports pool distribution, which helps retailers reduce logistics costs and minimize store disruptions by eliminating unconsolidated direct shipments from suppliers and retailer distribution centers.

"Although store sales still represent the majority of revenues for specialty retailers, the continued rise in ecommerce and omni-channel retailing put more pressure on retailers to find new ways to compete and meet the ever-increasing expectations of the consumer,” said Ken Wood, Executive Vice President of Product Management at Descartes. “Part of the challenge is to make sure you have the right goods, in the right location, at the right time and for the lowest cost. Having forward-deployed inventory and affordable last-mile store fulfilment infrastructure is an effective way to meet these expectations, and also sets the stage for last-mile customer fulfilment for home delivery.”

Pool distribution has become an increasingly important strategy as it leverages a growing community of retailers and pool carriers to substantially lower distribution costs, increase delivery frequency, and improve overall replenishment performance. Effective pool distribution requires a common technology system for participants that helps standardize the process and provides carton level visibility across the entire store replenishment lifecycle.

“Our combination with PCSTrac complements our previous investment in BearWare and shows our commitment to providing our customers with tools to manage an increasingly complex omni-channel environment,” said Edward J. Ryan, Descartes’ CEO. “By combining two market leaders in carton-level tracking and pool distribution with our Global Logistics Network, we can bring increased efficiencies to both retailers and their logistics service providers.”

PCSTrac is headquartered in Philadelphia, Pennsylvania. The purchase price for the acquisition was approximately US $11.25 million in cash.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com